November 8, 2022

VIA EDGAR TRANSMISSION

Ruairi Regan

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Belong Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 31, 2022
File No. 001-40648

Dear Mr. Regan:

On behalf of Belong Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated November 8, 2022 relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on October 31, 2022.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully acknowledges the Staff’s comment and confirms that its sponsor, Belong Acquisition Sponsor, LLC, is not, is not controlled by, and does not have substantial ties with, a non-U.S. person.

* * * * *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Peter Saldarriaga
Peter Saldarriaga President, Chief Executive Officer and Chief Financial Officer Belong Acquisition Corp.

cc:	Mark Rosenstein, Esquire Ledgewood, PC